December 2, 2024

Vincent Xue
Chief Executive Officer
WEBUY GLOBAL LTD
35 Tampines Street 92
Singapore 528880

       Re: WEBUY GLOBAL LTD
           Registration Statement on Form F-3
           Filed November 20, 2024
           File No. 333-283356
Dear Vincent Xue:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenna Hough at 202-551-3063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services